

Mail Stop 3030

June 13, 2018

Kevin A. Richardson, II
Acting Chief Executive Officer
SANUWAVE Health, Inc.
3360 Martin Farm Road, Suite 100
Suwanee, Georgia 30024

> **Re:** **SANUWAVE Health, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 25, 2018**
> **File No. 333-213774**

Dear Mr. Richardson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 12, 2018 letter.

Calculation of Registration Fee

1. Your footnote 2 to the fee table indicates that the 52,086,297 shares of common stock represent the resale of shares of common stock issuable upon exercise of warrants issued to the selling stockholders whereas your disclosure on the prospectus cover page and on page 2 indicates that these are outstanding shares of common stock held by the selling shareholders. Please advise or revise.

2. It appears that 23,545,114 shares of commons stock being registered for resale in your current amendment are also currently registered for resale in your registration statement that was declared effective February 16, 2016. Similarly, we note from your response to prior comment 3 that the shares offered for resale in your registration statement on Form S-1 file number 333-195263 are concurrently intended to be offered for resale in

this registration statement.  Please tell us the legal authority upon which you rely to have the same securities offered for resale by the prior registration statements offered by your pending registration statement.  Please advise, citing any legal authority upon which you rely, or revise.

Description of Transactions and Relationships Between the Company and the Selling Stockholders within the Past Three Years, page 20

3.      Your disclosure in this section regarding the shares being registered for resale by the selling stockholders does not reconcile to the 111,215,484 indicated in your fee table or at the end of your table on page 25.  Please advise or revise.

        Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3412 with any questions.


                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery


cc:     John C. Ethridge, Jr., Esq.
        Smith, Gambrell & Russell, LLP